Exhibit 99.106

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 24, 2021 relating to the consolidated financial statements of American Lithium Corp. (the “Company”) as at February 28, 2021 and February 29, 2020 and for the years then ended and the related notes to the consolidated financial statements, including a summary of significant accounting policies, which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

/s/ Manning Elliott LLP

Chartered Professional Accountants

Vancouver, Canada

December 21, 2022